July 23, 2010

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on May 3, 2010 regarding Post-Effective Amendment No. 85 to the Registration Statement on Form N-1A for American Beacon Zebra Large Cap Liquidity Return Fund and American Beacon Zebra Small Cap Liquidity Return Fund, each a series of American Beacon Funds (collectively, “Registrant” or “Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on March 18, 2010.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments

1.
For each Fund, please explain supplementally why it is not misleading to include “Liquidity” in the name of each Fund when: (a) the term “liquidity” is commonly associated with money market funds; and (b) each Fund’s investment strategy is geared toward “illiquidity.”

Securities and Exchange Commission
July 23, 2010

The Registrant has removed the term “Liquidity” from the name of each Fund.  The Funds have been renamed the American Beacon Zebra Large Cap Equity Fund and the American Beacon Zebra Small Cap Equity Fund, respectively.

2.
For each Fund please: (a) change the caption “Net annual fund operating expenses” to “Total fund operating expenses after expense waiver/reimbursement” in the Fee Table; and (b) delete the sentence in footnote 1 to the Fee Table which states that the Manager may voluntarily reduce additional fees or reimburse the Fund for other expenses.

The Registrant has revised the caption in the Fee Table and deleted the sentence referenced above from footnote 1 to the Fee Table.

3.	Please recalculate the expenses for A Class shares of each Fund to include the sales load.

The Registrant has recalculated the expenses for A Class shares of each Fund to include the applicable sales load.

4.
As an open end investment company, each Fund may invest only up to 15% of its assets in illiquid securities.  Please consider deleting the last sentence under “Liquidity Risk” in the “Principal Risks” section of each Fund Summary, or explain supplementally why difficulty meeting redemption requests can pose a risk to shareholders in light of the restrictions on investments in illiquid securities pursuant to the 1940 Act.

The Registrant has revised the last sentence under “Liquidity Risk” in the “Principal Risks” section of each Fund Summary to clarify that if the Fund is forced to sell securities to meet redemption requests or other cash needs, the Fund may not realize the liquidity premium or have to sell at a loss.

5.	Please revise the second paragraph in the “Principal Investment Strategies” section of each Fund’s Fund Summary to explain in Plain English the Fund’s liquidity strategy.

The Registrant has revised the disclosure in the second and third paragraphs of the “Principal Investment Strategies” section of each Fund’s Fund Summary to clarify the Fund’s liquidity strategy.

Securities and Exchange Commission
July 23, 2010

Zebra Large Cap Liquidity Return Fund

6.
In the “Principal Investment Strategy” section of the Fund Summary, please revise the disclosure to indicate a higher minimum market capitalization for the companies in which the Fund will invest.  The Staff believes that the lower range of market capitalization of companies in the Russell 1000® Index is too low to constitute large capitalization companies.

The Fund has adopted a policy to invest at least 80% of its net assets in the equity securities of large market capitalization U.S. and foreign companies.  The Fund determines the eligibility of companies for investment by reference to the Russell 1000® Index at the time of investment.  This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other large cap mutual funds rely on the Russell 1000® Index to define the universe of large market capitalization companies.  These funds include, but are not limited to: Laudus Rosenberg U.S. Large Capitalization Fund, a series of Laudus Trust; Large Cap Core Equity Fund, a series of Touchstone Strategic Trust; Multi-Manager Large Cap Fund, a series of Northern Funds; Large Cap Stock Fund, a series of Fidelity Commonwealth Trust; William Blair Large Cap Growth Fund, a series of William Blair Funds; and Janus Adviser Large Cap Growth Fund, a series of Janus Adviser Series.  The Fund has adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

Zebra Small Cap Liquidity Return Fund

7.	In the “Principal Investment Strategies” section of the Fund Summary, please revise the disclosure to indicate a lower maximum market capitalization for the companies

Securities and Exchange Commission
July 23, 2010

in which the Fund will invest. The Staff believes that the high range of market capitalization of companies in the Russell 2000® Index is too high to constitute small capitalization companies.

The Fund has adopted a policy to invest at least 80% of its net assets in the equity securities of small market capitalization U.S. and foreign companies.  The Fund determines the eligibility of companies for investment by reference to the Russell 2000® Index at the time of investment.  This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other small cap mutual funds rely on the Russell 2000® Index to define the universe of small market capitalization companies.  These funds include, but are not limited to: Dreyfus Small Cap Fund, a series of Dreyfus/Laurel Funds, Inc., Perkins Small Cap Value Fund, a series of Janus Investment Fund, Artisan Small Cap Fund, a series of Artisan Funds, Small Cap Value Fund, a series of American Century Capital Portfolios, Inc., USAA Small Cap Stock Fund, a series of USAA Mutual Funds Trust, Northern Small Cap Value Fund, a series of Northern Institutional Funds, and State Farm Small Cap Index Fund, a series of State Farm Mutual Funds.  The Fund has adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

8.	In the “Principal Investment Strategies” section of the Fund Summary, please describe the Fund’s strategy with respect to investing in value stocks.

The Registrant has revised the disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary to clarify the Fund’s strategy with respect to investing in value stocks.

Securities and Exchange Commission
July 23, 2010

9.
In the “Principal Risks” section of the Fund Summary, please include “Small Capitalization Companies Risk” separate and apart from the risks associated with investing in middle capitalization companies.

The Registrant has revised the “Principal Risks” section of the Fund Summary to delete references to middle capitalization companies.

General Prospectus Comments

10.	Please insert ticker symbols for all Funds on the cover page of the Prospectus.

The Registrant has inserted all ticker symbols on the cover pages of the Prospectus and statement of additional information.

11.
In the section of the Prospectus titled “Additional Information About the Funds,” please identify the principal investment strategies and risks and the non-principal investment strategies and risks that apply to each Fund.

The Registrant has revised the disclosure to identify the principal investment strategies and risks of the Funds.

12.
In the “Fund Management” section of the Prospectus, please: (a) disclose the specific experience and title of each portfolio manager at American Beacon Advisors, Inc. during the past five years; and (b) disclose the business experience of Mr. Schaffer for the past five years.

Form N-1A, Item 10(a)(2) requires disclosure of the portfolio manager’s “business experience” during the past five years.  In each case, the Registrant has identified the portfolio manager’s employment for the past five years in accordance with the form requirement.  In addition, at the request of the sub-advisor, the Registrant has deleted the reference to Mr. Schaffer in the “Fund Management” section because Mr. Shaffer will not serve as a portfolio manager to the Funds.

13.	Under “Distribution and Service Plans,” please include disclosure per Form N-1A, Item 12(b) to state that distribution fees could cost the shareholder more than paying other types of sales charges.

The Registrant has clarified the existing disclosure which contains the statement required by Item 12(b) of Form N-1A.

Securities and Exchange Commission
July 23, 2010

Statement of Additional Information

14.
Please revise fundamental investment limitation number 8 on page 4 of the Registrant’s SAI to clarify that the limitation does not apply to tax-exempt securities issued by municipalities and their agencies.

For consistency with the SAI disclosure of the other American Beacon Funds, the Registrant has added a sentence following investment limitation number 8 clarifying that the concentration of investments in any one industry does not apply to tax-exempt securities issued by municipalities and their agencies.

15.	Please include the new disclosure required by Form N-1A, Item 17 in the Statement of Additional Information included in the Registrant’s Rule 485(b) filing.

The Registrant has included the applicable disclosure.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:           Rosemary Behan
Constance Melton
John Okray
   American Beacon Advisors, Inc.